HANSEN, BARNETT & MAXWELL
A Professional Corporation CERTIFIED PUBLIC ACCOUNTANTS 5 Triad Center, Suite 750 Salt Lake City, UT 84180-1128 Phone: (801) 532-2200 Fax: (801) 532-7944 www.hbmcpas.com	Registered with the Public Company Accounting Oversight Board

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE:     LDG, Inc.
Form SB-2
SEC file no. 333-12266

Dear Mr. Reynolds:

In addition to responses provided to by Conrad C. Lysiak, Attorney and Counselor at Law, we are providing additional responses to your letter of comments dated March 14, 2005. Please advise as follows:

Internal and External Liquidity

  You state that expenses associated with raising capital increased administrative expenses and your discussions appear to imply that costs related to obtaining capital have been charged to administrative expenses. Please note that incremental direct costs incurred in raising capital such as underwriting, accounting and legal fees, printing costs, and taxes, should be treated as a reduction of the proceeds. Please revise your financial statements or tell us how to the Company's accounting for the costs of raising capital is appropriate.

  The Company recorded auditing and legal fees connected with the Private Placement Memorandum initially as administrative expenses. However, it was concluded that the majority of the costs were directly associated with raising the capital needed to be offset against the proceeds and was updated accordingly

  It appears that offering expenses were a significant amount relative to offering proceeds. Please separately disclose the individual costs.

  The Company separately disclosed the offering expenses of $48,307 on the face of the financial statements.

Financial Statements

  Disclose the significant components of General and Administrative Expense on the face of the statement of operations or in a note thereto.

  The Company has revised the Statements to show the significant components of General and Administrative expenses.

  Please revise to include a note to expand the various services provided by the Registrant and the components of cost of revenue in providing those services. The staff believes that revenue from the sales of products, services, and costs relating to each type of revenue similarly should be reported separately on the face of the income statement. Please revise as appropriate.

  The Company has revised Note 1 in the financial statements to state that LDG, Inc. only provides graphic design services and therefore no separately reported revenue is necessary for advertising activities.

  We note that the Trade accounts receivable-stockholder at September 30, 2004 and December 31, 2003 is significantly higher than the Sales revenue- Stockholder during the corresponding periods which might indicate that the portion of accounts receivable from the stockholder is past due over a year. It appears that sales revenues from stockholder are collected over long periods, the amount and manner of settlement of accounts receivable with stockholder is not assured and the terms of the transactions or other conditions are such that there is no reasonable basis for estimating the degree of collectibility. Since the collection of the sales price may not be reasonably assured, it appears to us that the financial statement should be revised to defer recognition of sales revenue from stockholder until the collectibility and other criteria outlined in SAB Topic 13 in recognizing revenue are met with appropriate provision for uncollectible accounts. Please revise the financial statements or supplementally demonstrate to us how the collectibility of the receivables from the stockholder is reasonably assured and how your accounting application of revenue recognition policy is appropriate. In light of the collectibility over long periods, please explain how the receivables from the stockholder are deemed current assets.

  The Company has revised the 2003 balance sheet to include only the current portion of Accounts receivable - Shareholder. A portion of the 2003 balance of Accounts receivable - Shareholder was determined to be older than a year and was moved into a long term Due from shareholder account. Both amounts were fully collected in 2004 at the sales price indicated in the terms stated on the invoice; therefore a revision for an uncollectible account provision was not included.

  In addition prescribed by criteria set forth in SAB Topic 13 and listed below, LDG, Inc. is correctly accounting for Design Revenue - Stockholder:

*	An arrangement to pay for services exists between the shareholder and LDG, Inc evidenced by invoices generated by LDG.
*	The services had been rendered

*	The price was fixed and the balance was collected in 2004

  The terms for the transactions with the stockholder are equivalent to those that prevail in arm's-length transactions.

  Please revise to include disclosures of the impact that the recently issued accounting standards will have on the financial position and results of operations of the registrant when such standard is adopted in a future period. Refer to SAB topic 11M.

  The Company has revised the financial statements to include recent accounting pronouncements in Note 1.

Sincerely

HANSEN, BARNETT & MAXWELL

/s/ Robert K. Bowen, CPA
Robert K. Bowen, CPA